Exhibit 99.3

IT IS ORDERED as set forth below:

Date: September 5, 2012

Paul W. Bonapfel
U.S. Bankruptcy Court Judge

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079
:
Debtor.	:	JUDGE BONAPFEL

FINDINGS OF FACT, CONCLUSIONS OF LAW, AND ORDER

UNDER 11 U.S.C. § 1129(a) AND (b) AND FED. R. BANKR.P. 3020

CONFIRMING SECOND AMENDED JOINT PLAN OF

REORGANIZATION OF CDC CORPORATION

On March 1, 2012, CDC Corporation, the debtor and debtor in possession in the above captioned case (the “Debtor”) and the Official Committee of Equity Security Holders for CDC Corporation (the “Equity Committee”) (the Debtor and the Equity Committee are collectively referred to herein as the “Proponents”) filed their “Joint Plan of Liquidation for CDC Corporation”. Thereafter, on July 3, 2012, the Proponents filed the “First Amended Joint Plan of Reorganization for CDC Corporation” (the “Plan”; Docket No. 475).1 Also on July 3, 2012, the Debtor filed the “Disclosure Statement in Connection With the First Amended Joint Plan of Reorganization for CDC Corporation” (the “Disclosure Statement”; Docket No. 476).

[1]	Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

A hearing on approval of the Disclosure Statement was held on July 10, 2012. Thereafter, on July 13, 2012, the Bankruptcy Court entered an Order approving the Disclosure Statement and establishing various procedures for the solicitation of votes on the Plan (“Solicitation Procedures Order”; Docket No. 489). As set forth in the Solicitation Procedures Order, the Bankruptcy Court established August 30, 2012, at 10:00 a.m. prevailing Eastern Time, as the date and time for the commencement of the hearing on confirmation of the Plan (the “Confirmation Hearing”), and August 23, 2012, as the deadline for filing written objections to the Plan. The Bankruptcy Court also established August 20, 2012, as the deadline for holders of Equity Interests in Class 3 to file ballots to accept or reject the Plan (the “Plan Voting Deadline”). As set forth in the certificates of service filed with the Bankruptcy Court on July 19 and August 20, 2012 (Docket Nos. 494 and 503), Debtor served or caused to be served a copy of the Disclosure Statement, Plan, an appropriate ballot (as required), and notice of the confirmation hearing and foregoing deadlines on those parties entitled to notice in accordance with the Solicitation Procedures Order.

On August 27, 2012, a “Report of Balloting” (the “Balloting Report”; Docket No. 537) pursuant to BLR 3018-1 was filed by the Debtor which included the Declaration of Jeffrey S. Stein of GCG, Inc., the balloting agent approved by order of the Bankruptcy Court (the “Balloting Agent”). The Balloting Report provided that the ballots received by the Balloting Agent established the requisite acceptances for the Plan to be confirmed pursuant to the requirements of 11 U.S.C. §1129.

The following objections to confirmation of the Plan were filed: (1) “Limited Objection by Rajan Vaz to the Debtor’s Joint Plan of Reorganization Dated July 3, 2012” dated August 22, 2012 (the “Vaz Objection”; Docket No. 523); (2) “Objection by Peter Yip to First Amended Plan of Reorganization for CDC Corporation” dated August 23, 2012, as amended on same date (Docket Nos. 528 and 530, collectively, the “Yip Objection”); (3) “Evolution’s and Evolution Capital Management’s Limited Objection to Confirmation of First Amended Joint Plan of Reorganization” dated August 23, 2012 (the “Evolution Parties Objection”; Docket No. 529); and (4) “Limited Objection to Confirmation of the First Amended Joint Plan of Reorganization for CDC Corporation Proposed by CDC Corporation and the Official Committee of Equity Security Holders of CDC Corporation” dated August 23, 2012 (the “Director Defendants Objection”; Docket No. 531)(the Vaz Objection, the Yip Objection, the Evolution Parties Objection, and the Director Defendants Objection, are collectively referred to herein as the “Confirmation Objections” and the parties asserting the Confirmation Objections are collectively referred to as the “Objectors”)

On August 29, 2012, the Proponents filed the “Second Amended Joint Plan of Liquidation for CDC Corporation” (the “Amended Plan”; Docket No. 542) to make certain modifications to the Plan and to address certain matters raised in the Confirmation Objections. On August 29, 2012, the Proponents also filed the “Plan Supplement with respect to Second Amended Joint Plan of Reorganization for CDC Corporation” (the “Plan Supplement”; Docket No. 543).

No other objections were filed or raised at the Confirmation Hearing.

NOW, THEREFORE, based upon the Bankruptcy Court’s review of the evidence presented, proffered or adduced at, memoranda and objections filed in connection with, and arguments of counsel made at, the Confirmation Hearing; and upon the entire record of the Confirmation Hearing and the record in the case, including this Bankruptcy Court’s prior orders, the Debtor’s schedules, the Balloting Report, and Disclosure Statement; and after due deliberation; and good cause appearing therefor; and it appearing from the certificates of service on file with the Bankruptcy Court that proper and timely notice was provided; and it appearing that such notice was adequate and sufficient; and the appearance of all interested parties having been duly noted on the record at the Confirmation Hearing; and based upon all the proceedings heretofore conducted before the Bankruptcy Court; and deliberation and sufficient cause appearing therefor,

IT IS HEREBY FOUND AND DETERMINED THAT:2

1. Filing of Plan and Amended Plan. On July 3, 2012, the Proponents filed their “First Amended Joint Plan of Reorganization for CDC Corporation.” On August 29, 2012, the Proponents filed their “Second Amended Joint Plan of Reorganization for CDC Corporation,” which modified the Plan. Pursuant to section 1127 of the Bankruptcy Code, the Plan, as modified by the Amended Plan, becomes the “Plan” in the Chapter 11 Case and is referred to herein as same.

2. Solicitation Procedures Order. On July 13, 2012, the Bankruptcy Court entered the Solicitation Procedures Order that, among other things: (i) approved the Disclosure Statement as containing adequate information within the meaning of section 1125 of the Bankruptcy Code and Fed. R. Bankr. P. 3017; (ii) established August 30, 2012, at 10:00 a.m. prevailing Eastern Time, as the date and time for the commencement of the Confirmation Hearing to consider confirmation of the Plan; (iii) approved the form of the Solicitation Notice and the Notice of Confirmation Hearing (as defined in the Solicitation Procedures Order) and method of service of same; and (iv) established certain procedures for soliciting and tabulating votes with respect to the Plan.

3. Transmittal of Solicitation Package. The approved Disclosure Statement, the Plan, an appropriate ballot (including voting instructions), the Solicitation Notice, a cover letter listing the content of the mailing, and a letter from the Equity Committee (the “Class 3 Solicitation Package”) were transmitted to holders of Class 3 Equity Interests as of July 10, 2012 (the “Record Date”) or their Voting Nominees (as defined in the Solicitation Procedures Order) or the Voting Nominee’s agent with instructions to forward to the holders and to known and identifiable holders of Option Interests and Restricted Stock Awards pursuant to the Solicitation Procedures Order and as set forth in the certificate of service dated August 20, 2012 (Docket No. 503). In addition, the Class 3 Solicitation Package and a Master Ballot were transmitted to the Voting Nominees pursuant to the Solicitation Procedures Order and as set forth in the certificate of service dated August 20, 2012 (Docket No. 503). As to Classes 1 and 2, the Notice of Confirmation Hearing was transmitted pursuant to the Solicitation Procedures Order and as set forth in the certificate of service dated July 19, 2012 (Docket No. 494). To the extent the

[2]	Findings of fact shall be construed as conclusions of law and conclusions of law shall be construed as findings of fact when appropriate. See Federal Rule of Bankruptcy Procedure 7052.

procedures set forth in the Solicitation Procedures Order were modified by the Voting Nominees, including the procedure regarding the inclusion of a return envelope for Beneficial Ballots (as defined in the Solicitation Procedures Order), the Bankruptcy Court finds that such modifications were not material, and were consistent with the intent of the procedures set forth in the Solicitation Procedures Order.

4. Balloting Reports. On August 27, 2012, the Balloting Report filed by the Debtor certified the method and results of the ballot tabulation for Class 3, the only Class voting to accept or reject the Plan. The Balloting Report provided that the ballots received by the Balloting Agent established the requisite acceptances for the Plan to be confirmed pursuant to the requirements of 11 U.S.C. §1129.

5. Exclusive Jurisdiction; Venue; Core Proceeding (28 U.S.C. §§ 157(b)(2) and 1334(a)). The Bankruptcy Court has jurisdiction over the Chapter 11 Case pursuant to 28 U.S.C. §§ 157 and 1334. Venue is proper pursuant to 28 U.S.C. §§ 1408 and 1409. Confirmation of the Plan is a core proceeding under 28 U.S.C. §§ 157(b)(2), and the Bankruptcy Court has exclusive jurisdiction to determine whether the Plan complies with the applicable provisions of the Bankruptcy Code and should be confirmed.

6. Judicial Notice. The Bankruptcy Court takes judicial notice of the docket of the Chapter 11 Case, and the dockets for each of the adversary proceedings relating to the Chapter 11 Case, in each case maintained by the Clerk of the Bankruptcy Court and/or its duly-appointed agent, including, without limitation, all pleadings and other documents filed, all orders entered, and all evidence and arguments made, proffered or adduced at hearings held before the Bankruptcy Court during the pendency of the Chapter 11 Case.

7. Transmittal and Mailing of Materials; Notice. Due, adequate and sufficient notice of the Disclosure Statement and Plan and of the Confirmation Hearing, along with all deadlines for voting on, or filing objections to, the Plan, has been given to Equity Interests holders in accordance with the procedures set forth in the Solicitation Procedures Order. The Class 3 Solicitation Package, ballots and notices addressed in the Solicitation Procedures Order were transmitted and served in substantial compliance with the Solicitation Procedures Order and the Bankruptcy Rules, and such transmittal and service were adequate and sufficient. Adequate and sufficient notice of the Confirmation Hearing and the other dates and deadlines established in the Solicitation Procedures Order was given in compliance with the Bankruptcy Rules and the Solicitation Procedures Order, and no other or further notice is or shall be required.

8. Solicitation. Votes for acceptance or rejection of the Plan were solicited in good faith and complied with sections 1125 and 1126 of the Bankruptcy Code, Bankruptcy Rules 3017 and 3018, the Disclosure Statement, the Solicitation Procedures Order, all other applicable provisions of the Bankruptcy Code, and all other rules, laws, and regulations.

9. Ballots. All procedures used to distribute solicitation materials to the applicable holders of Equity Interests and to tabulate the Ballots were fair and conducted in accordance with the Solicitation Procedures Order, the Bankruptcy Code, the Bankruptcy Rules, the local rules of the Bankruptcy Court for the Northern District of Georgia, Atlanta Division and all other applicable rules, laws, and regulations.

10. No Impaired Classes under the Plan. No class of claims is impaired under the Plan, thus section 1129(10) of the Bankruptcy Code is satisfied as to the Plan.

11. Class Deemed To Have Rejected The Plan. The Plan provides for a Class 3C consisting of those Equity Interests subordinated to all other Equity Interests or equitably disallowed, as a matter of law and/or equity pursuant to Final Order of the Bankruptcy Court in any Subordination Action. Holders of Equity Interests in Class 3C will not receive or retain any property under the Plan, and, pursuant to Section 1126(g) of the Bankruptcy Code, are deemed to reject the Plan, and therefore, are not entitled to vote to accept or reject the Plan. As of the Confirmation Hearing, there were no holders of Equity Interests in Class 3C.

12. Burden of Proof. The Proponents, as proponents of the Plan, have met their burden of proving the elements of sections 1129(a) and (b) of the Bankruptcy Code, by a preponderance of the evidence, which is the applicable evidentiary standard in this Bankruptcy Court. The Bankruptcy Court also finds that the Proponents have satisfied the elements of sections 1129(a) and (b) of the Bankruptcy Code under the clear and convincing standard of proof.

13. Plan Compliance with 11 U.S.C. §§ 1129(a)(1). The Plan complies with the applicable provisions of the Bankruptcy Code, thereby satisfying section 1129(a)(1) of the Bankruptcy Code.

14. Proper Classification, 11 U.S.C. §§ 1122 and 1123(a)(1). In addition to Administrative Claims and Priority Tax Claims (which are not required to be classified), Article III of the Plan designates two (2) Classes of Claims and three (3) Classes of Equity Interests for the Debtor. The Claims and Equity Interests placed in each Class are substantially similar to other Claims or Equity Interests in each such Class. Valid business, factual and legal reasons exist for separately classifying the various Classes of Claims and Equity Interests created under the Plan, and such Classes do not unfairly discriminate between holders of Claims or Equity Interests. Thus, the Plan satisfies sections 1122 and 1123(a)(1) of the Bankruptcy Code.

15. Specification of Unimpaired Classes, 11 U.S.C. § 1123(a)(2). Article II of the Plan specifies the Classes of Claims that are Unimpaired. Thus, the Plan satisfies section 1123(a)(2) of the Bankruptcy Code. Pursuant to § 1126(f) of the Bankruptcy Code, all Unimpaired Classes are deemed to have accepted the Plan.

16. Specification of Treatment of Impaired Classes, 11 U.S.C. § 1123(a)(3). Article IV of the Plan specifies the Classes of Equity Interests that are Impaired under the Plan. Article V of the Plan specifies the treatment of Equity Interests in such Classes. Thus, the Plan satisfies section 1123(a)(3) of the Bankruptcy Code.

17. No Discrimination, 11 U.S.C. § 1123(a)(4). The Plan provides for the same treatment by the Debtor for each Claim and each Equity Interest in each respective Class unless the holder of a particular Claim or Equity Interest has agreed to less favorable treatment with respect to such Claim or Equity Interest. Thus, the Plan satisfies section 1123(a)(4) of the Bankruptcy Code.

18. Implementation of Plan, 11 U.S.C. § 1123(a)(5). The Plan provides adequate and proper means for implementation of the Plan, including, without limitation: (a) the payment of Allowed Claims by a Disbursing Agent as set forth in the Plan; (b) the establishment of a Liquidation Trust for the transfer of all Trust Assets and the orderly going concern sale of the remaining businesses owned by the Debtor through the Liquidation Trust; (c) the disbursement of proceeds from the Trust Assets to Allowed Equity Interests as set forth in the Plan; (d) the cessation of the Debtor to exist as a separate corporate entity, unless the Liquidation Trustee determines the corporate entity should continue for purposes consistent with the objectives of the Liquidation Trust and the Plan; and (e) the execution, delivery, filing or recording of all agreements, documents or instruments related to the foregoing. Thus, the Plan satisfies section 1123(a)(5) of the Bankruptcy Code.

19. Prohibition Against Issuance of Non-Voting Equity Securities, 11 U.S.C. § 1123(a)(6). Since the Debtor’s corporate existence will cease to exist as soon as practicable after the Effective Date, except as is necessary to continue for purposes consistent with the objectives of the Liquidation Trust and the Plan, the prohibition against the issuance of nonvoting equity securities to the extent required by section 1123(a)(6) of the Bankruptcy Code is satisfied by the Plan.

20. Selection of the Disbursing Agent and the Liquidation Trustee, 11 U.S.C. § 1123(a)(7). In Article VII of the Plan, as identified in the Plan Supplement, announced at the Confirmation Hearing and set forth in this Confirmation Order, the Proponents properly and adequately disclosed or otherwise identified the procedures for determining the identity of the individuals proposed to serve as the Disbursing Agent and the Liquidation Trustee under the Plan. The appointment or employment of such individuals or entities and the proposed compensation and indemnification arrangements for the Disbursing Agent and the Liquidation Trustee are consistent with the interests of holders of Claims and Equity Interests and with public policy. Thus, section 1123(a)(7) of the Bankruptcy Code is satisfied.

21. Additional Plan Provisions, 11 U.S.C. § 1123(b). The Plan’s provisions are appropriate and consistent with the applicable provisions of the Bankruptcy Code, including, without limitation, provisions for: (i) distributions to holders of Allowed Claims and Equity Interests; (ii) the disposition of executory contracts and unexpired leases; (iii) the retention of, and right to enforce, sue on, settle or compromise (or refuse to do any of the foregoing with respect to) certain claims or causes of action against third parties, to the extent not waived and released under the Plan; (iv) resolution of Disputed Claims and Disputed Equity Interests; (v) indemnification obligations; (vi) releases by the Debtor and Debtor-in-Possession; and (viii) releases by holders of Claims and Equity Interests.

22. Bankruptcy Rule 3016(a). The Plan is dated and identifies the entities submitting it, thereby satisfying Bankruptcy Rule 3016(a).

23. Proponents’ Compliance with 11 U.S.C.§ 1129(a)(2). The Proponents have complied with the applicable provisions of the Bankruptcy Code, thereby satisfying section 1129(a)(2) of the Bankruptcy Code. Specifically, the Debtor is a proper debtor under section 109 of the Bankruptcy Code, and the Proponents are proper proponents of the Plan under section 1121 of the Bankruptcy Code. The Proponents have complied with the applicable provisions of the Bankruptcy Code, including as provided or permitted by orders of the Bankruptcy Court. The Proponents have complied with the applicable provisions of the Bankruptcy Code, the Bankruptcy Rules, and the Solicitation Procedures Order in transmitting the Plan, the Disclosure Statement, the Ballots and related documents and notices, and in soliciting and tabulating votes on the Plan.

24. Plan Proposed in Good Faith, 11 U.S.C. § 1129(a)(3). The Proponents have proposed the Plan in good faith and not by any means forbidden by law, thereby satisfying section 1129(a)(3) of the Bankruptcy Code. In determining that the Plan has been proposed in good faith, the Bankruptcy Court has examined the totality of the circumstances surrounding the filing of the Chapter 11 Case and the formulation of the Plan. The Chapter 11 Case was filed, and the Plan was proposed, with the purpose of maximizing the value of the Debtor and the recovery to holders of Equity Interests under the circumstances of the Chapter 11 Case.

25. Payments for Services or Costs and Expenses, 11 U.S.C. § 1129(a)(4). Any payment made or to be made by the Debtor for services or for costs and expenses in connection with the Chapter 11 Case, including all administrative expense and substantial contribution claims under sections 503 and 507 of the Bankruptcy Code, or in connection with the Plan and incident to the Chapter 11 Case, has been approved by, or is subject to the approval of, the Bankruptcy Court as reasonable, thereby satisfying section 1129(a)(4) of the Bankruptcy Code.

26. Disbursing Agent and the Liquidation Trustee, 11 U.S.C. § 1129(a)(5). The Proponents have complied with section 1129(a)(5) of the Bankruptcy Code and have disclosed in the Plan or the Plan Supplement that the initial Disbursing Agent and Liquidation Trustee will be Marcus A. Watson. The Proponents have disclosed the manner for selection and replacement of same in the Plan. Additionally, the Plan appropriately and adequately discloses the compensation terms for the Disbursing Agent and the Liquidation Trustee. Accordingly, the requirements of section 1129(a)(5) of the Bankruptcy Code have been met.

27. No Rate Changes, 11 U.S.C. § 1129(a)(6). Section 1129(a)(6) of the Bankruptcy Code is satisfied because the Plan does not provide for any change in rates over which a governmental regulatory commission has jurisdiction.

28. Best Interests Test, 11 U.S.C. § 1129(a)(7). The Plan satisfies section 1129(a)(7) of the Bankruptcy Code. The liquidation analysis in the Disclosure Statement and evidence adduced at the Confirmation Hearing (a) are persuasive, and credible as of the dates such evidence was prepared, presented, or proffered, (b) either have not been controverted by other persuasive evidence or have not been challenged, (c) are based upon reasonable and sound assumptions, (d) provide a reasonable estimate of the liquidation value of the Debtor upon conversion to a case under chapter 7 of the Bankruptcy Code, and (e) establish that each holder of an Equity Interest in an Impaired Class under the Plan that has not accepted the Plan will receive or retain under the Plan, on account of such Interest, property of a value, as of the Effective Date of the Plan, that is not less than the amount that it would receive if the Debtor was liquidated under chapter 7 of the Bankruptcy Code on such date.

29. Acceptance by Impaired Class, 11 U.S.C. § 1129(a)(8). Holders of Class 3 Equity Interests were impaired, entitled to vote, and voted to accept the Plan in the Chapter 11 Case. To the extent Class 3B is considered a separate class, holders of Class 3B Equity Interests were impaired, entitled to vote, and voted to accept the Plan in the Chapter 11 Case. Holders of Class 1 and Class 2 Claims are not impaired and are deemed to have accepted the Plan in the Chapter 11 Case. Holders of Class 3C were impaired, not entitled to vote, and deemed to have rejected the Plan under section 1126(g) of the Bankruptcy Code.

30. Treatment of Administrative and Priority Claims, 11 U.S.C. § 1129(a)(9). The treatment of Administrative Claims and Priority Claims under the Plan satisfies the requirements of section 1129(a)(9)(A) and (B) of the Bankruptcy Code, and the treatment of Priority Tax Claims under the Plan satisfies the requirements of section 1129(a)(9)(C) of the Bankruptcy Code.

31. Impaired Class, 11 U.S.C. § 1129(a)(10). No Impaired Class of Claims exists under the Plan. Thus, section 1129(a)(10) of the Bankruptcy Code is satisfied as to the Plan.

32. Feasibility, 11 U.S.C. § 1129(a)(11). The Plan satisfies section 1129(a)(11) of the Bankruptcy Code. The Plan provides for the sale of all of the Debtor’s assets and no further financial reorganization of the Debtor will be possible, and the Estate will be able to satisfy all Allowed Administrative Claims, Priority Tax Claims, Priority Claims and General Unsecured Claims in accordance with the requirements of the Bankruptcy Code. The Disclosure Statement, including the information and analysis therein, and the evidence proffered or adduced at the Confirmation Hearing: (i) were persuasive and credible; (ii) have not been controverted by other evidence or sufficiently challenged in any of the objections to the Plan; and (iii) established that the Plan is feasible and that confirmation of the Plan is not likely to be followed by the liquidation or the need for further financial reorganization of the Debtor other than as proposed in the Plan.

33. Payment of Fees, 11 U.S.C. § 1129(a)(12). The Debtor has paid or will pay by the Effective Date fees arising under 28 U.S.C. § 1930, thereby satisfying section 1129(a)(12) of the Bankruptcy Code.

34. Continuation of Retiree Benefits, 11 U.S.C. § 1129(a)(13). Section 1129(a)(13) of the Bankruptcy Code is satisfied because the Debtor does not have any retiree benefits.

35. Compliance with 11 U.S.C. § 1129(a)(14). Section 1129(a)(14) of the Bankruptcy Code is satisfied because the Debtor is not required by a judicial or administrative order, or by statute, to pay a domestic support obligation.

36. Compliance with 11 U.S.C. § 1129(a)(15). Section 1129(a)(15) of the Bankruptcy Code is satisfied or not applicable because the Debtor is not an individual.

37. Compliance with 11 U.S.C. § 1129(a)(16). Section 1129(a)(16) of the Bankruptcy Code is satisfied because all transfers of property under the Plan will be made in accordance with any applicable provisions of nonbankruptcy law that govern the transfer of property by a corporation or trust that is not a moneyed, business, or commercial corporation or trust.

39. Principal Purpose of Plan, 11 U.S.C. § 1129(d). The principal purpose of the Plan is not the avoidance of taxes or the avoidance of the application of section 5 of the Securities Act of 1933 (15 U.S.C. § 77e).

40. Modifications to the Plan. The modifications to the Plan as a result of the Amended Plan constitute technical changes and/or changes with respect to particular Claims or Equity Interests by agreement with holders of same, and do not adversely affect or change the treatment of any Claims or Equity Interests. Accordingly, pursuant to Bankruptcy Rule 3019, these modifications do not require additional disclosure under section 1125 of the Bankruptcy Code or re-solicitation of votes under section 1126 of the Bankruptcy Code, nor do they require that holders of Equity Interests be afforded an opportunity to change previously cast acceptances or rejections of the Plan. Additionally, the Plan, as has been modified by the Amended Plan, is deemed accepted by all creditors and equity security holders who previously accepted the Plan.

41. Good Faith Solicitation, 11 U.S.C. § 1125(e). The Proponents have solicited votes on the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code and the Solicitation Procedures Order and are entitled to the protections afforded by section 1125(e) of the Bankruptcy Code and the exculpation, injunction and release provisions set forth in Sections 11.5, 11.6, 11.7 and 11.8 of the Plan.

42. Executory Contracts. The Debtor has exercised reasonable business judgment in determining whether to assume or reject executory contracts and unexpired leases as set forth in Article IX of the Plan. The assumption or rejection of an executory contract or unexpired lease pursuant to Article IX of the Plan shall be legal, valid and binding upon the Debtor or Liquidation Trust and all non-Debtor parties to such executory contract or unexpired lease, all to the same extent as if such assumption or rejection had been effectuated pursuant to an appropriate authorizing order of the Bankruptcy Court entered before the Confirmation Date under section 365 of the Bankruptcy Code.

43. Releases, Injunctions, and Exculpations. The releases, injunctions and exculpations of Claims and Causes of Action described in Article XI of the Plan constitute good faith compromises and settlements of the matters covered thereby. Such compromises and settlements are made in exchange for consideration and are in the best interests of holders of Claims and Equity Interests, are fair, equitable, reasonable, and are integral elements of the resolution of the Chapter 11 Case in accordance with the Plan. Each of the release, indemnification, injunction, and exculpation provisions set forth in the Plan: (1) is within the jurisdiction of the Bankruptcy Court under 28 U.S.C. § 1334(a), (b), and (d); (2) is an essential means of implementing the Plan pursuant to section 1123(a)(5) of the Bankruptcy Code; (3) is an integral element of the transactions incorporated into the Plan; (4) confers material benefit on, and is in the best interest of, the Debtor, its estate and its creditors and equity interest holders; (5) is important to the overall objectives of the Plan to finally resolve all Claims among or against the parties-in-interest in the Chapter 11 Case with respect to the Debtor, its organization, capitalization, operation and reorganization; and (6) is consistent with sections 105, 1123, 1129 and other applicable provisions of the Bankruptcy Code.

44. Conditions to Confirmation. The conditions to Confirmation set forth in Section 6.1 of the Plan have been satisfied, waived or will be satisfied by entry of this Confirmation Order.

45. Conditions to Consummation. Each of the conditions to the Effective Date, as set forth in Section 6.2 of the Plan, is reasonably likely to be satisfied. The conditions to the Effective Date, as set forth in Section 6.2 of the Plan, shall have been waived or satisfied in accordance with the terms thereof and, except for Section 6.2(c) requiring the funding of a Reserve for the Effective Date Available Cash which requires consent of the Objectors or further order of this Court, shall be subject to waiver by the Proponents, without any further notice to parties-in-interest or the Bankruptcy Court and without a hearing.

46. Retention of Jurisdiction. The Bankruptcy Court properly may retain jurisdiction over the matters set forth in Article XII of the Plan.

47. Agreements and Other Documents. The Debtor has made adequate and sufficient disclosure of: (1) the distributions to be made pursuant to the Plan; (2) the adoption, execution, delivery and implementation of all documents, instruments, and other agreements or documents related to any of the foregoing, including the Liquidation Trust Agreement; and (3) the other matters provided for under the Plan involving the corporate structure of the Debtor after the Effective Date.

48. Liquidation Trust Agreement. The Debtor has exercised reasonable business judgment in determining to enter into the Liquidation Trust Agreement substantially in the form set forth in the Plan Supplement and other agreements, documents, and instruments to be executed in connection therewith (collectively, the “Trust Agreements”), and the Bankruptcy Court finds the Trust Agreements to be valid, binding, and enforceable and not in conflict with any federal or state law. The Trust Agreements are an essential element of the Plan and entry into the Trust Agreements is in the best interests of the Debtor, its estate and its creditors and equity interest holders. The Debtor has provided sufficient and adequate notice of the Trust Agreements to all parties-in-interest. Entering into the Trust Agreements is necessary for the implementation of the Plan and the terms thereof are found to be fair and reasonable. The Trust Agreements are hereby approved

49. Preservation of Causes of Action. It is in the best interests of the holders of Claims and Equity Interests that the causes of action that are not expressly released under the Plan be retained by the Liquidation Trust pursuant to Article XI of the Plan in order to maximize the value of the return under the Plan.

50. Election Pursuant to 11 U.S.C. § 1111(b). No secured creditor has elected the treatment provided by section 1111(b) of the Bankruptcy Code.

ACCORDINGLY, IT IS HEREBY ORDERED THAT:

A. Confirmation. The Plan, including the modifications set forth in the Amended Plan which are hereby incorporated into and constitute a part thereof, is approved and confirmed under section 1129 of the Bankruptcy Code. The terms of the Plan, the exhibit thereto, and the Plan Supplement (exclusive of the Confirmation Order attached as Exhibit “C”) are incorporated by reference into and are an integral part of the Plan and this Confirmation Order.

B. Objections. All Confirmation Objections are hereby resolved or preserved by the Amended Plan or the provisions of this Confirmation Order. To the extent not resolved or preserved thereby, the Bankruptcy Court overrules the Confirmation Objections. Accordingly, all Confirmation Objections have been resolved, preserved, or overruled.

C. Provisions of Plan and Order Nonseverable and Mutually Dependent. The provisions of the Plan and this Confirmation Order, including the findings of fact and conclusions of law set forth herein, are nonseverable and mutually dependent.

D. Plan Classification Controlling. The classification of Claims and Equity Interests for purposes of the distributions to be made under the Plan shall be governed solely by the terms of the Plan. The classifications set forth on the Ballots tendered to or returned by the Debtor’s Equity Interest holders in connection with voting on the Plan (a) were set forth on the Ballots solely for purposes of voting to accept or reject the Plan, (b) do not necessarily represent, and in no event shall be deemed to modify or otherwise affect, the actual classification of such Equity Interests under the Plan for distribution purposes, (c) may not be relied upon by any Equity Interest holder as representing the actual classification of such Equity Interests under the Plan for distributions purposes, and (d) shall not be binding on the Liquidation Trust, the Estate or the Debtor.

E. Effects of Confirmation; Successors and Assigns. The terms of the Plan (including all documents and agreements executed pursuant to the Plan) and this Confirmation Order are deemed binding upon: (i) the Debtor; (ii) the Disbursing Agent and the Liquidation Trustee; (iii) all holders of Claims against and Equity Interests in the Debtor, whether or not Impaired under the Plan and whether or not, if Impaired, such holders accepted the Plan; (iv) each Person acquiring property under the Plan; (v) any other party-in-interest; (vi) any Person making an appearance in the Chapter 11 Case; and (vii) each of the foregoing’s respective heirs, successors, assigns, trustees, executors, administrators, affiliates, officers, directors, agents, representatives, attorneys, beneficiaries, or guardians.

F. Continued Corporate Existence. Except as otherwise provided in the Plan, the Debtor’s corporate existence shall cease after the Effective Date.

G. Appointment of Liquidation Trustee. Marcus A. Watson is hereby appointed Liquidation Trustee and shall commence serving as the Liquidation Trustee on or after the Effective Date.

H. Appointment of Disbursing Agent. Marcus A. Watson is hereby appointed Disbursing Agent under the Plan and shall commence serving as the Disbursing Agent as of the date hereof. The Debtor and Disbursing Agent shall enter into such agreements as may reasonably be requested by the Equity Committee and Objectors to take all actions otherwise necessary or appropriate to give effect to the transactions provided for by the Plan and this Confirmation Order.

I. Actions against the Liquidation Trustee or Disbursing Agent. Without a Final Order of the Bankruptcy Court, no judicial, administrative, arbitral, or other action or proceeding shall be commenced in any forum other than this Bankruptcy Court against the Liquidation Trustee or the Disbursing Agent, in their respective official capacities, with respect to their status, duties, powers, acts, or omissions as same.

J. Responsibilities of Liquidation Trustee. The Liquidation Trustee shall be vested with the rights, powers and benefits set forth in the Plan and the Liquidation Trust Agreement. The Liquidation Trustee shall consult with the Liquidation Trust Oversight Board as set forth in the Plan and the Liquidation Trust Agreement.

K. Termination of Liquidation Trust. The term of the Liquidation Trust shall not exceed five years from the date of creation of the Liquidation Trust. If warranted, and subject to the approval of the Bankruptcy Court, the term of the Liquidation Trust may be extended for a finite term. Each extension shall be approved by the Bankruptcy Court within six months of the extended term. The Liquidation Trustee shall be discharged and the Liquidation Trust shall be terminated, at such time as (i) all Disputed Equity Interests have been resolved, (ii) all of the Trust Assets have been liquidated, (iii) all duties and obligations of the Liquidation Trustee hereunder have been fulfilled, (iv) all distributions required to be made by the Liquidation Trustee under the Plan and the Liquidation Trust Agreement have been made, and (v) the Chapter 11 Case has been closed; provided, that in no event shall the Liquidation Trust be terminated later than the term of the Liquidation Trust under the Plan, as such term may be extended pursuant thereto.

L. Bond. The Disbursing Agent and the Liquidation Trustee may, but shall not be required to, post a bond with respect to the performance of the obligations and liabilities of the Liquidation Trustee under the Plan or the Liquidation Trust Agreement.

M. Intercompany Obligations. The treatment of Intercompany Obligations as provided in the Plan is approved in its entirety.

N. Modifications to Liquidation Trust Agreement. The Liquidation Trust Agreement was filed in the Plan Supplement and is hereby approved, provided that the Debtor and Equity Committee shall modify the Liquidating Trust Agreement to incorporate such changes thereto as may reasonably be requested by the Objectors and/or the Liquidating

Trustee, to execute, enter into, and deliver the Liquidating Trust Agreement, as so modified, and to execute, implement, and to take all actions otherwise necessary or appropriate to give effect to the transactions provided for by the Plan and this Confirmation Order.

O. Trust Assets. To the extent the transfer of Trust Assets to the Liquidation Trust pursuant to the Plan is deemed to constitute “transfers” of property, such transfers of property to the Liquidation Trust (a) are or shall be legal, valid, and effective transfers of property, (b) vest or shall vest the Liquidation Trust, as applicable, with good title to such property, free and clear of all liens, charges, Claims, encumbrances, or interests, except as expressly provided in the Plan or this Confirmation Order, (c) do not and shall not constitute avoidable transfers under the Bankruptcy Code or under applicable nonbankruptcy law, and (d) do not and shall not subject the Liquidation Trust to any liability by reason of such transfer under the Bankruptcy Code or under applicable nonbankruptcy law, including, without limitation, any laws affecting successor or transferee liability.

P. Discharge, Releases, Limitations of Liability and Indemnification. The discharge of the Debtor and any of its assets or properties provided in Article XI of the Plan, the releases set forth in Articles XI of the Plan, and the exculpation and limitation of liability provisions set forth in Article XI of the Plan, are deemed incorporated in this Confirmation Order as if set forth in full herein and are hereby approved in their entirety.

Q. Permanent Injunction.

(a) Terms of Injunction. Except as otherwise expressly provided in the Plan, the Share Purchase Agreement or this Confirmation Order, all Persons who have held, hold or may hold Claims against, or Equity Interests in, the Debtor are permanently enjoined, on and after the Effective Date, to the fullest extent permissible under applicable law, as such law may be extended or integrated after the Effective Date, from taking any of the following actions against the Estate, the Debtor’s property or the Released Parties on account of, in connection with, or related to, in any manner whatsoever, whether directly or indirectly, such Claims or Equity Interests: (a) commencing or continuing in any manner any action or other proceeding of any kind; (b) the enforcement, attachment, collection, or recovery by any manner or means of judgment, award, decree or order; (c) creating, perfecting, or enforcing any encumbrance of any kind; (d) asserting any right of setoff, recoupment or subrogation of any kind; and (e) commencing or continuing in any manner or in any place any suit, action or other proceeding that does not comply with or is inconsistent with the provisions of the Plan. The foregoing injunction will extend to successors of the Released Parties.

(b) Relief from Injunction. Any Person asserting a claim against one or more of the Released Parties that is enjoined under Section 11.5(a) of the Plan and that is not otherwise released or exculpated under the Plan may seek relief from the injunction contained in Section 11.5(a) of the Plan by filing with the Bankruptcy Court an explanation of the claim against the Released Party, the basis for the assertion that the claim was not released or exculpated under the terms of the Plan, and a description of the action(s) the holder desires to take on account of such claim and by thereafter obtaining an order of the Bankruptcy Court allowing the holder to assert the claim. The Bankruptcy Court may enter such order upon the finding, among other things, that (i) the claim is for gross negligence, willful misconduct, or breach of fiduciary duty, (ii) facts sufficient to state a claim that is plausible on its face have been pled, (iii) the provisions of Section 11.5(b) of the Plan have been complied with, (iv) the claim the holder desires to assert was not released or exculpated under the terms of the Plan, and (v) the holder is acting in good faith in pursuit of such claim.

R. Injunction against Interference with the Plan. Upon entry of this Confirmation Order, all holders of Claims and Equity Interests and other parties in interest, along with their respective present employees, agents, officers, directors or principals, shall be enjoined from taking any actions to interfere with the implementation or consummation of the Plan, except with respect to actions such entity may take in connection with the pursuit of appellate rights with respect to this Confirmation Order.

S. Automatic Stay. Until the Effective Date, all injunctions or stays provided for in the Chapter 11 Case under Bankruptcy Code Sections 105(a) or 362, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect. After the Effective Date, all injunctions or stays provided for in the Chapter 11 Case under Bankruptcy Code Sections 105(a) or 362, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the later of the final Distribution Date or the date the Debtor’s Chapter 11 Case is closed.

T. Matters Relating to Implementation of the Plan; General Authorizations. The approvals and authorizations specifically set forth in this Confirmation Order are nonexclusive and are not intended to limit the authority of the Debtor, the Disbursing Agent or the Liquidation Trustee to take any and all actions necessary or appropriate to implement, effectuate and consummate any and all documents or transactions contemplated by the Plan or this Confirmation Order.

U. Exemption from Certain Taxes and Recording Fees. Pursuant to Section 1146(a) of the Bankruptcy Code: (a) the issuance, transfer or exchange of any securities, instruments or documents; (b) the creation or release of any other Lien, mortgage, deed of trust or other security interest; (c) the transfer of Assets to the Liquidation Trust or the transfer of Trust Assets from the Liquidation Trust, or (d) the making or assignment of any lease or sublease or the making or delivery of any deed or other instrument of transfer under, pursuant to, in furtherance of or in connection with the Plan or the sale of any assets of the Estate, or any deeds, releases, bills of sale or assignments executed in connection with the Plan or this Confirmation Order, shall not be subject to any stamp tax, transfer tax, intangible tax, recording fee, or similar tax, charge or expense to the fullest extent provided for under Section 1146(a) of the Bankruptcy Code.

V. Assumptions and Rejections. The executory contract and unexpired lease provisions of Article IX of the Plan are approved.

W. Payments Related to Assumption of Executory Contracts and Unexpired Leases. Subject to the occurrence of the Effective Date, this Confirmation Order shall constitute an order approving the assumptions described in Article IX of the Plan, pursuant to section 365 of the Bankruptcy Code, as of the Effective Date. The assumption of the Insurance Policies in accordance with Section 9.1 of the Plan is in the best interest of the Debtor, its Estate and all parties in interest in the Chapter 11 Case. Unless otherwise determine by the Bankruptcy Court pursuant to a Final Order or agreed by the parties thereto prior to the Effective Date, no payments are required to cure any defaults of the Debtor existing as of the Confirmation Date under the assumed Insurance Policies under the Plan.

X. Dissolution of Equity Committee. Contemporaneously with the execution of the Liquidation Trust Agreement, the appointments of the Equity Committee will terminate and the

Equity Committee shall dissolve automatically, whereupon its members, Professional Persons and agents shall be released and discharged from further duties and responsibilities in the Chapter 11 Case and under the Bankruptcy Code, except that such parties shall continue to be bound by any obligations arising under confidentiality agreements, joint defense/common interest agreements (whether formal or informal), and protective Orders entered during the Chapter 11 Case which shall remain in full force and effect according to their terms.

Y. Liquidation Trust Oversight Board. The Liquidation Trust Oversight Board shall be formed and constituted upon execution of the Liquidation Trust Agreement. The following three members of the Equity Committee shall initially comprise and be deemed appointed as members of the Liquidation Trust Oversight Board and shall act through their designees, as applicable: Jeffery P. Minor; Henderson Construction Co., Inc.; and Diane R. Antasek.

Z. Rights and Duties of the Liquidation Trust Oversight Board. The fiduciary duties that applied to the Equity Committee prior to the execution of the Liquidation Trust Agreement, as limited by the exculpations, indemnifications, releases and other protections provided in the Plan, the Liquidation Trust Agreement and this Confirmation Order, shall apply to the Liquidation Trust Oversight Board. The Liquidation Trust Oversight Board shall oversee the actions of the Liquidation Trustee in accordance with the terms of the Liquidation Trust Agreement and the Plan.

AA. Liability, Indemnification of Liquidation Trustee and Liquidation Trust Oversight Board. Neither the Liquidation Trustee, nor any member of the Liquidation Trust Oversight Board, nor their respective employees, professionals, agents, representatives or designees, (referred to as the “Liquidation Trust Exculpated Parties”) shall be liable for any Claims, causes of action, liabilities, obligations, losses, damages, costs and expenses (including attorneys’ fees and expenses), and other assertions of liability (referred to as the “Liquidation Trust Released Claims”), arising out of the discharge of the powers and duties conferred upon the Liquidation Trustee or the Liquidation Trust Oversight Board by the Liquidation Trust Agreement, the Plan or any Order, or requested to be performed by the Liquidation Trustee or any member of the Liquidation Trust Oversight Board, other than for Liquidation Trust Released Claims determined by a Final Order to have arisen or resulted solely from such Liquidation Trust Exculpated Party’s gross negligence or willful misconduct. Any action taken or omitted to be taken with the approval of the Bankruptcy Court or the Liquidation Trust Oversight Board will conclusively be deemed not to constitute negligence or willful misconduct. No Holder of a Claim, Equity Interest, or other Person will have or be permitted to pursue any Claim or Cause of Action against any Liquidation Trust Exculpated Party for making or approving, or not making or approving, payments or distributions in accordance with the Plan or for implementing the provisions of the Plan. To the fullest extent permitted by applicable law, the Liquidation Trust shall indemnify, defend, and hold harmless each Liquidation Trust Exculpated Party from and against any and all Liquidation Trust Released Claims arising out of or resulting from such Liquidation Trust Exculpated Party’s acts or omissions, or the consequences of such acts or omissions, with respect to the implementation or administration of the Liquidation Trust or the Plan or the discharge of its duties thereunder or under the Liquidation Trust Agreement; provided, however, that no such indemnification will be made to such Liquidation Trust Exculpated Party for Liquidation Trust Released Claims determined by a Final Order to have arisen or resulted solely from such Liquidation Trust Exculpated Party’s gross negligence or willful misconduct. All fees, costs and expenses, including without limitation attorneys’ fees and expert witness fees, incurred by a Liquidation Trust Exculpated Party in defending a civil or criminal action, suit or proceeding shall be paid by the Liquidation Trust in advance of the final disposition of such action, suit or proceeding.

BB. Termination of Liquidation Trust Oversight Board. The duties, rights and powers of the Liquidation Trust Oversight Board shall terminate upon the termination of the Liquidation Trust.

CC. Rejections Claims for Indemnification Obligations. Rejection Claims for Indemnification Obligations must be filed with the Bankruptcy Court no later than the first Business Day after the date that is sixty (60) days after the Confirmation Date. Any such Claims for which a Rejection Claims for Indemnification Obligations is not filed and served within such time will be forever barred from assertion and shall not be enforceable against the Debtor, the Liquidation Trust, the Disbursing Agent, or the Assets.

DD. Fee Claims. Fee Claims must be filed with the Bankruptcy Court no later than the first Business Day after the date that is sixty (60) days after the Confirmation Date. Any such Claims for which a Fee Claim is not filed and served within such time, unless extended by the Disbursing Agent, will be forever barred from assertion and shall not be enforceable against the Debtor, the Liquidation Trust, the Disbursing Agent, or the Assets.

EE. Other Administrative Claims. Administrative Claims must be filed with the Bankruptcy Court no later than the first Business Day after the date that is sixty (60) days after the Confirmation Date. Any such Claims for which an Administrative Claim is not filed and served within such time will be forever barred from assertion and shall not be enforceable against the Debtor, the Liquidation Trust, the Disbursing Agent, or the Assets.

FF. Bar Date for Rejection Damage Claims and Related Procedures. Claims arising from a rejected executory contract must be filed with the Bankruptcy Court no later than the first Business Day after the date that is sixty (60) days after the Confirmation Date. Claims arising from the breach of an assumed executory contract must be filed with the Bankruptcy Court by the date that is the later of the first Business Day after the date that is: (i) sixty (60) days after the Confirmation Date; or (ii) thirty (30) days after the breach. Any such Claims for which a Rejection Damage Claim is not filed and served within such time will be forever barred from assertion and shall not be enforceable against the Debtor, the Liquidation Trust, the Disbursing Agent, or the Assets.

GG. Proof of Interest Bar Date for Option Interests, Equity Rights and Restricted Stock Awards, and Bar Date for Compensated Entities. Proofs of interest (exclusive of Common Shares) in the Debtor, which include Option Interests, Restricted Stock Awards and Equity Rights, must be filed with the Bankruptcy Court no later than the first Business Day after the date that is sixty (60) days after the Confirmation Date. Claims against the Debtor arising out of employment agreements, indemnity agreements, incentive plans or other agreements, plans, customs or practices of the Debtor and/or any direct or indirect subsidiary of the Debtor asserted by current and former officers, directors, managers, and/or employees of the Debtor and/or Debtor’s direct and indirect subsidiaries (the “Compensated Entities”) must be filed with the Bankruptcy Court no later than the first Business Day after the date that is sixty (60) days after the Confirmation Date.

HH. Resolution of Claims and Equity Interests. Except as otherwise ordered by the Bankruptcy Court, any Claim or Equity Interest that is not an Allowed Claim or Allowed Equity

Interest shall be determined, resolved, or adjudicated in accordance with the terms of the Plan. The Debtor or the Liquidation Trustee, as the case may be, may until six months after the Effective Date (unless extended by order of the Bankruptcy Court) file objections in the Bankruptcy Court to the allowance of any Claim (whether or not a proof of Claim has been filed).

II. Claims of Evolution. Notwithstanding anything to the contrary in the Disclosure Statement, the Plan, the Plan Supplement or this Confirmation Order, confirmation of the Plan (including, without limitation, application of the permanent injunction, exculpation and release provisions in Article XI of the Plan) shall not release, impair or otherwise affect any claims, causes of action, rights or remedies of Evolution Capital Management, LLC, Evolution CDC SPV Ltd., Global Opportunities Fund Ltd., SPC, Segregated Portfolio M (f/k/a “Evolution Master Fund Ltd., SPC, Segregated Portfolio M”), Evo China Fund, E1 Fund Ltd, or any other person or entity affiliated with any of the foregoing, against any China.com Board Member, the APOL Releasees, or any other person or entity except for the Released Parties.

JJ. Advancement of Defense Costs. In accordance with certain “deeds of indemnity” and any applicable provisions of the Debtor’s Articles of Association and governing law, the Debtor is authorized to pay the defense costs, including reasonable attorneys’ fees, of Wong Chunk Kiu (a/k/a C.K. Wong), Yip Hak Yung (a/k/a Peter Yip), Ch’ien Kuo Fung (a/k/a Raymond Ch’ien), Thomas M. Britt, Wong Kwong Chi (a/k/a Simon Wong), Wang Cheung Yue (a/k/a Fred Wang), Donald Novajosky and Monish Bahl (collectively “the EVO II Litigation Defendants”) in that certain litigation styled Evolution Capital Management, LLC, et al. v. CDC Software Corporation, et al., Index No. 651395/2012 (N.Y. Sup. Ct. N.Y. County) (“Evo II Litigation”), which shall be paid by the Debtor as ordinary course expenditures. If and to the extent the Debtor’s insurance carriers acknowledge their duty to advance defense costs on behalf these individuals pursuant to any applicable policy of insurance, the Debtor’s obligation for payment of any legal fees or expenses shall be offset by the amounts paid by the Debtor’s insurance carrier(s). The Debtor’s payment of defense costs in the EVO II Litigation shall not prejudice any right that the Debtor or its successor in interest might have to recover monies advanced to or on behalf of the EVO II Litigation Defendants in the event that it is determined that some or all of them are not entitled to be indemnified by the Debtor in connection with the claims asserted by the plaintiffs in the EVO II Litigation.

KK. Preservation of Indemnification Claims and Defenses. Notwithstanding Section 9.3 of the Plan, the EVO II Litigation Defendants, along with APOL and CDC Software, maintain their rights to claim indemnification from the Debtor in accordance with their following respective Proofs of Claim: Claim No. 32 filed by CDC Software; Claim No. 35 filed by APOL; Claim No. 36 filed by Peter Yip; Claim No. 37 filed by Donald L. Novajosky; Claim No. 58 filed by Monish Bahl; Claim No. 72 filed by C.K. Wong “Wong Chung Kiu”; Claim No. 73 filed by Fred Wang; Claim No. 74 filed by Raymond Ch’ien; Claim No. 75 filed by Simon Wong; Claim No. 76 filed by Thomas M. Britt III; and the Debtor maintains any rights, claims and defenses that it might have in connection with any and all such Proofs of Claim.

LL. APOL $2.61 Options; Reservation of Rights to Object to Material Settlements and Transactions. As set forth in Section 5.3(b) of the Plan, any distribution under the Plan on account of a holder’s Liquidation Trust Interest, to the extent the holder’s Liquidation Trust Interest arose from Option Interests, shall be reduced by the Option Consideration applicable to the holder’s Option Interests, including any distribution arising from the APOL $2.61 Options

(as defined in and allowed under the APOL Settlement Agreement); provided, however, that the holders of such interests retain the right to object to or otherwise challenge Debtor’s sale (or other valuation) of any material asset or the payment of any material contingent or disputed liability. For the purposes of this paragraph, “material” shall mean an asset or liability having a value equal to or in excess of $3,000,000.

MM. Reservations regarding Yip Objection and Director Defendants Objection. Notwithstanding anything in this Confirmation Order or the Plan to the contrary, the objections and issues set forth in either the Yip Objection, or the Director Defendants Objection, shall be preserved, including without limitation any disputes as to, inter alia, the implementation of the Plan provisions relating to the Disputed Claims Reserve under Section 8.2 of the Plan and the Subordinated Equity Interests as classified in Class 3C of the Plan. No distribution shall be made to holders of Equity Interests or holders of Beneficial Interests in the Liquidation Trust unless and until appropriate reserves are established in accordance with Sections 8.2 and 8.3 of the Plan and either approved by the Court or agreed to by the applicable objecting party.

NN. Reservation of Vaz Objection. Notwithstanding anything in this Confirmation Order or the Plan to the contrary, the limited objection relating to the amount of the Disputed Claims Reserve under Section 8.2 of the Plan set forth in the Vaz Objection shall be preserved.

OO. Morgan Joseph Completion Fee. Notwithstanding Section 3.3(b) of the Plan and Paragraph QQ of this Confirmation Order, Morgan Joseph TriArtisan LLP shall be paid its Completion Fee as defined in, and pursuant to, the terms of that certain “Order Authorizing the Official Committee of Equity Security Holders of CDC Corporation to Retain Morgan Joseph TriArtisan as Financial Advisor” dated January 27, 2012 (Doc. No. 144), but such payment shall be subject in all respects to final allowance under the fee application process.

PP. Payment of Fees. All fees payable by the Debtor under 28 U.S.C. § 1930 shall be paid on or before the Effective Date, and the Liquidation Trustee shall thereafter pay any statutory fees that come due until the case is closed, converted or dismissed.

QQ. Payment of Certain Professional Persons retained by Debtor and Equity Committee after Confirmation Date. Payment of fees and expenses of Professional Persons retained by the Debtor and the Equity Committee, exclusive of Moelis & Company, LLC, and Morgan Joseph Triartisan, LLC, incurred after the Confirmation Date shall only be made after service of a statement of fees and expenses incurred by such Professional Persons during the immediately preceding month (the “Monthly Statement”) to the following parties: the United States Trustee; counsel for the Debtor; the Disbursing Agent and/or the Liquidation Trustee, as applicable; the Equity Committee or the Liquidation Trust Oversight Board, as applicable; and any party in interest who has filed a request for notices in the Chapter 11 Case. Any party receiving such Monthly Statement shall have ten (10) days from the date of service within which to file and serve upon the Professional Person applying for such compensation, and upon counsel for Debtor, Equity Committee, and the Office of the United States Trustee, written objections, which shall specifically identify the time or expense objected to and shall state the reason(s) for such objection. If no written objection is received to a Monthly Statement within ten (10) days of service, as stated above, the Debtor, the Disbursing Agent, or the Liquidation Trustee, as applicable, shall be authorized to pay such Professional Person without further notice, or hearing, or order of the Bankruptcy Court. If a written objection to the Monthly Statement is timely filed, then the portion of the Monthly Statement that is not in dispute shall nevertheless be paid by Debtor, the Disbursing Agent, or the Liquidation Trustee, as applicable. The portion of the

Monthly Statement that is in dispute shall not be paid unless and until an Order of the Bankruptcy Court directs such payment or until such objection is withdrawn. Fees and expenses of Moelis and Company, LLC and Morgan Joseph Triartisan, LLC incurred by them after the Confirmation Date shall be paid to such firms, respectively, by the Debtor, the Disbursing Agent, or the Liquidation Trustee, as applicable, in accordance with their engagement letters with the Debtor and the Equity Committee, respectively, without further notice, hearing or approval of the Bankruptcy Court required.

RR. Authorization to Consummate Plan. The Bankruptcy Court authorizes the Debtor to consummate the Plan pursuant to the terms of this Confirmation Order. The Debtor is authorized to execute, acknowledge, and deliver such documents, agreements and instruments, and to take such other actions as may be reasonably necessary, to perform the terms and provisions of the Plan, all transactions contemplated by the Plan, and all other agreements related thereto.

SS. Failure to Consummate Plan and Substantial Consummation. If consummation of the Plan does not occur, then the Plan, any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain any Claim or Equity Interest or Class of Claims or Equity Interests), the assumption or rejection of executory contracts or leases effected by the Plan, and any document or agreement executed pursuant to the Plan, shall be null and void. In such event, nothing contained in the Plan or this Confirmation Order, and no acts taken in preparation for consummation of the Plan, shall (a) constitute a waiver or release of any Claims by or against or Equity Interests in the Debtor or any other Person, (b) prejudice in any manner the rights of the Debtor or any Person in any further proceedings involving the Debtor, (c) constitute an admission of any sort by the Debtor or any other Person, or (d) be construed as a finding of fact or conclusion of law with respect thereto. Upon the occurrence of the Effective Date with respect to the Debtor, the Plan shall be deemed substantially consummated as to the Debtor.

TT. Retention of Jurisdiction. Pursuant to sections 105(a) and 1142 of the Bankruptcy Code, and notwithstanding the entry of this Confirmation Order or the occurrence of the Effective Date, the Bankruptcy Court shall retain exclusive jurisdiction as provided in the Plan over all matters arising out of, and related to, the Chapter 11 Case and the Plan to the fullest extent permitted by law, including, among other items and matters, jurisdiction over those items and matters set forth in Article XII of the Plan and interpretation and implementation of this Confirmation Order.

UU. References to Plan Provisions. The failure to include or specifically reference any particular provision of the Plan in this Confirmation Order shall not diminish or impair the effectiveness of such provision, it being the intent of the Bankruptcy Court that the Plan be confirmed in its entirety. The provisions of the Plan and of this Confirmation Order shall be construed in a manner consistent with each other so as to effect the purposes of each; provided, however, that if there is determined to be any inconsistency between any Plan provision and any provision of this Confirmation Order that cannot be so reconciled, then, solely to the extent of such inconsistency, the provisions of this Confirmation Order shall govern and any such provision of this Confirmation Order shall be deemed a modification of the Plan and shall control and take precedence.

VV. Filing and Recording. This Confirmation Order is and shall be binding upon and shall govern the acts of all entities including, without limitation, all filing agents, filing officers,

title agents, title companies, recorders of mortgages, recorders of deeds, registrars of deeds, administrative agencies, governmental departments, secretaries of state, federal, state and local officials, and all other persons and entities who may be required, by operation of law, the duties of their office, or contract, to accept, file, register or otherwise record or release any document or instruments. Each and every federal, state and local government agency is hereby directed to accept any and all documents and instruments necessary, useful or appropriate (including Uniform Commercial Code financing statements) to effectuate, implement and consummate the transactions contemplated by the Plan and this Confirmation Order without payment of any recording tax, stamp tax, transfer tax or similar tax imposed by state or local law.

WW. Notice of Confirmation. On or before the tenth Business Day following the entry of this Confirmation Order, the Debtor shall serve or cause to be served notice of this Confirmation Order pursuant to Bankruptcy Rules 2002(f)(7), 2002(k), and 3020(c), on those parties required to be served by such rules, including those shareholders of the Debtor of record as of a record date of September 5, 2012, by causing a notice of this Confirmation Order in substantially the form of the notice annexed hereto as Exhibit A, which form is hereby approved (the “Notice of Confirmation”), to be delivered to such parties by first class mail. The Debtor is authorized to make formatting modifications to the Notice of Confirmation as is needed for service and publication as set forth in Paragraph XX hereof, and to insert dates therein as appropriate. The notice described herein is adequate under the particular circumstances of the Chapter 11 Case, and no other or further notice is necessary.

XX. Notice of Bar Dates. Notice of the bar dates established in the Plan or by other Order of the Bankruptcy Court and set forth in this Confirmation Order shall be included in the Notice of Confirmation as attached and served according to Paragraph WW hereof, and such notice shall be published once in the Wall Street Journal, National edition and Asian edition, or other comparable publications.

YY. 28 U.S.C. §§ 157(d). Nothing in this Confirmation Order or the Plan is intended to modify or violate 28 U.S.C. §§ 157(d).

IT IS FURTHER ORDERED that the Bankruptcy Court retains such jurisdiction as may be authorized by the Bankruptcy Code and Federal Rules of Bankruptcy Procedure.

IT IS FURTHER ORDERED that Debtor’s counsel is hereby directed to serve or cause to be served a copy of this Confirmation Order on the United States Trustee, counsel for the Equity Committee, the Securities and Exchange Commission, and any party in interest who has filed a request for notices in Debtor’s Chapter 11 Case.

The Signatories hereto certify that those parties who appeared at the Confirmation Hearing have reviewed this Confirmation Order and have no objection to the form of same.

[END OF DOCUMENT]

Prepared by:

	LAMBERTH, CIFELLI, STOKES, ELLIS & NASON, P.A.	TROUTMAN SANDERS, LLP Attorneys for the Equity Committee
Attorneys for the Debtor

By:	/s/ Gregory D. Ellis	By:	/s/ Jeffrey W. Kelley
	Gregory D. Ellis		(with express permission by GDE)
	Georgia Bar No. 245310		Jeffrey W. Kelley
	gellis@lcsenlaw.com		Georgia Bar No. 412296
	3343 Peachtree Road, N.E.		jeffrey.kelley@troutmansanders.com
	East Tower, Suite 550	Bank of America Plaza
	Atlanta, GA 30326	600 Peachtree Street, N.E., Suite 5200
	(404) 262-7373	Atlanta, Georgia 30308-2216
(404) 885-3000

Identification of parties to be served:

Office of the United States Trustee, 362 Richard B. Russell Federal Building, 75 Spring Street, SW, Atlanta, GA 30303

Gregory D. Ellis, Lamberth, Cifelli, Stokes, Ellis & Nason, P.A., 3343 Peachtree Road NE, East Tower, Suite 550, Atlanta, GA 30326

Jeffrey W. Kelley, Troutman Sanders, LLP, 600 Peachtree Street, NE, Suite 5200, Atlanta, GA 30308-2216

J. Robert Williamson, Scroggins & Williamson, P.C., 1500 Candler Building, 127 Peachtree Street, NE, Atlanta, GA 30303

Eric Lopez Schnabel, Dorsey & Whitney, LLP, 51 West 52nd Street, New York, New York 10019-6119

Daniel P. Goldberg, Holwell Shuster & Goldberg, LLP, 335 Madison Avenue, 9th Floor, New York, NY 10017

James S. Rankin, Parker, Hudson, Rainer & Dobbs, LLP, 1500 Marquis Two Tower, 285 Peachtree Center Avenue, N.E., Atlanta, GA 30303

Arthur J. Steinberg, King & Spalding, LLP, 1185 Avenue of the Americas, New York, NY 10036

Susan R. Sherrill-Beard, U.S. Securities and Exchange Commission , Atlanta Regional Office, 3475 Lenox Road, N.E., Suite 1000 , Atlanta, GA 30326-1232

David W. Cranshaw, Morris, Manning & Martin, LLP, 3343 Peachtree Road, N.E., Suite 1600, Atlanta, GA 30326

Nicole L. Greenblatt, Kirkland & Ellis, 601 Lexington Avenue, New York, New York 10022-4611

EXHIBIT “A”

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	)	CHAPTER 11
)
CDC CORPORATION	)	CASE NO. 11-79079-PWB
)

NOTICE OF ENTRY OF CONFIRMATION ORDER REGARDING

SECOND AMENDED JOINT PLAN OF REORGANIZATION OF

CDC CORPORATION, AND OF BAR DATES FOR FILING

OF CERTAIN CLAIMS AND EQUITY INTERESTS

PLEASE TAKE NOTICE that on [                ], 2012 (the “Confirmation Date”), the Bankruptcy Court entered an Order (the “Confirmation Order”; Docket No. [    ]) confirming the “Second Amended Joint Plan of Reorganization of CDC Corporation” dated August 29, 2012 (the “Plan”; Docket No. 542),1 proposed by CDC Corporation, debtor and debtor in possession in the above-captioned case (the “Debtor”) and the Official Committee of Equity Security Holders of CDC Corporation.

PLEASE TAKE FURTHER NOTICE that, pursuant to the terms of the Plan, the Confirmation Order, or other orders of the Bankruptcy Court, the following bar dates for filing certain Claims and Equity Interests in the Chapter 11 Case have been established and that any Claims or Equity Interests required to be filed but not filed within the time set forth herein will be forever barred from assertion and shall not be enforceable against the Debtor, the Liquidation Trust, the Disbursing Agent, or the Assets (as such terms are defined in the Plan):

ADMINISTRATIVE CLAIMS BAR DATE

Administrative Claims must be filed with the Bankruptcy Court on or before [            ], 2012.

FEE CLAIMS BAR DATE

Fee Claims must be filed with the Bankruptcy Court on or before [                ], 2012.

EXECUTORY CONTRACT CLAIMS BAR DATE

Claims arising from a rejected executory contract must be filed with the Bankruptcy Court on or before [                ], 2012. Claims arising from the breach of an assumed executory contract must be filed with the Bankruptcy Court by the date that is the later of: (i) [                ], 2012; or (ii) the first Business Day after the date that is thirty (30) days after the breach.

[1]	Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Plan.

REJECTION CLAIMS FOR INDEMNIFICATION OBLIGATIONS BAR DATE

Rejection Claims for Indemnification Obligations must be filed with the Bankruptcy Court on or before [                ], 2012.

PROOF OF INTEREST BAR DATE FOR OPTION INTERESTS, EQUITY RIGHTS, AND RESTRICTED STOCK AWARDS

Proofs of interest (exclusive of Common Shares, as defined below) in the Debtor, which include Option Interests, Restricted Stock Awards and Equity Rights, must be filed with the Bankruptcy Court on or before [                ], 2012. (NOTE: There is no requirement to file a proof of interest if you are a holder of the Debtor’s “Common Shares”, which are the 35,634,820 shares of Debtor’s Class A common shares issued and outstanding, as adjusted for splits, as of the Debtor’s bankruptcy filing of October 4, 2011.)

COMPENSATED ENTITIES CLAIMS BAR DATE

Claims against the Debtor arising out of employment agreements, indemnity agreements, incentive plans or other agreements, plans, customs or practices of the Debtor and/or any direct or indirect subsidiary of the Debtor asserted by current and former officers, directors, managers, and/or employees of the Debtor and/or Debtor’s direct and indirect subsidiaries (the “Compensated Entities”) must be filed with the Bankruptcy Court on or before [                ], 2012.

PLEASE TAKE FURTHER NOTICE that the Plan, the Confirmation Order, and the form to file a Proof of Interest for Option Interests, Equity Rights, and Restricted Stock Awards and/or Compensated Entities Claim may be obtained: (i) via download from the Bankruptcy Court’s website at www.ganb.uscourts.gov for registered users of the PACER and/or CM/ECF systems; (ii) via download from www.CDCCorpBankruptcy.com; or (iii) by written request (a) to CDC Corporation, c/o GCG, Inc., P.O. Box 9872, Dublin, OH 43017-5772 (via first class mail), or (b) sent via email to CDCCorp@gcginc.com.

Dated: [                ], 2012

LAMBERTH, CIFELLI, STOKES, ELLIS & NASON, P.A.	TROUTMAN SANDERS, LLP Attorneys for the Equity Committee
Attorneys for the Debtor

By:	By:
Gregory D. Ellis	Jeffrey W. Kelley
Georgia Bar No. 245310	Georgia Bar No. 412296
gellis@lcsenlaw.com	jeffrey.kelley@troutmansanders.com
3343 Peachtree Road, N.E.	Bank of America Plaza
East Tower, Suite 550	600 Peachtree Street, N.E., Suite 5200
Atlanta, GA 30326	Atlanta, Georgia 30308-2216
(404) 262-7373	(404) 885-3000

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